FORM N-8F


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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

I.  GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):

         [ ] MERGER

         [ ] LIQUIDATION

         [X] ABANDONMENT OF REGISTRATION

             (Note:  Abandonments  of  Registration  answer  ONLY  questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ] Election of status as a BUSINESS DEVELOPMENT COMPANY

             (Note:  Business  Development  Companies  answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: TEMPLETON RUSSIA/EURASIA FUND (THE "TRUST")

3. Securities and Exchange Commission File No.: 811-08409

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

         [X] Initial Application       [ ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip
   Code):

             500 East Broward Boulevard
             Suite 2100
             Fort Lauderdale, Florida 33394

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

             Robert C. Rosselot
             500 East Broward Boulevard
             Suite 2100
             Fort Lauderdale, Florida 33394
             (954) 847-2285

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

             Robert C. Rosselot
             500 East Broward Boulevard
             Suite 2100
             Fort Lauderdale, Florida 33394
             (954) 847-2285

     NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8. Classification of fund (check only one):

         [X] Management company;

         [ ] Unit investment trust; or

         [ ] Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

         [ ] Open-end          [X]  Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware, Massachusetts):

     The Fund was a statutory trust created under the laws of the state of Delaware.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     The Trust had abandoned its registration statement before it became effective under the Securities Act of 1933, as amended ("Securities Act"). The Trust was registered under the Investment Company Act of 1940, as amended, upon the filing of the Trust's Form N-8A on October 6, 1997. The Trust also filed a Form N-2 on October 6, 1997, but thereafter abandoned its registration statement and registration of its shares and was never deemed effective under the Securities Act by the SEC. Thus, the Trust never commenced operations and never executed an investment advisory contract with any entity. However, at the time of filing its registration statement, it was anticipated that Templeton Asset Management Ltd. would be appointed as the Trust's investment manager.


12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     The Trust had abandoned its registration statement before it became effective under the Securities Act. The Trust was registered under the Investment Company Act of 1940, as amended, upon the filing of the Trust's Form N-8A on October 6, 1997. The Trust also filed a Form N-2 on October 6, 1997, but thereafter abandoned its registration statement and registration of its shares and was never deemed effective under the Securities Act by the SEC. Thus, the Trust never commenced operations, never executed a principal underwriting contract with any entity and never made a public offering of its securities.

13. If the fund is a unit investment trust ("UIT") provide:  N/A

         (a) Depositor's name(s) and address(es):

         (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

         [ ]  Yes    [ X ] No

     If Yes, for each UIT state:

          Name(s):

          File No.: 811-______

          Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ ] Yes           [ X ] No

          If Yes, state the date on which the board vote took place:

          If No, explain: At the time of the filing of this Form N-8F, there are no trustees of the Trust and the Trust has been terminated under applicable state law. The Trust had abandoned its registration statement before it became effective under the Securities Act and it never completed its corporate organization. Templeton Asset Management Ltd., the proposed investment manager at the time of the Form N-2 filing on October 6, 1997, (the "Investment Manager") seeks to complete the N-8F application for an order under Section 8(f) of the Investment Company Act of 1940, as amended, on behalf of the Trust.


     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ ] Yes           [ X ] No

          If Yes, state the date on which  the  shareholder  vote  took  place:


          If No, explain: The Trust never had any shareholders. The Trust had abandoned its registration statement before it became effective under the Securities Act. The Trust was registered under the Investment Company Act of 1940, as amended, upon the filing of the Trust's Form N-8A on October 6, 1997. The Trust also filed a Form N-2 on October 6, 1997, but thereafter abandoned its registration statement and was never deemed effective under the Securities Act by the SEC. Thus, the Trust never commenced operations and never sold shares to any shareholders.

II. DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

              [  ] Yes             [ ] No

     (a) If Yes, list the  date(s) on which the fund made those distributions:

     (b) Were the distributions made on the basis of net assets?

                  [   ]  Yes             [ ] No

     (c) Were the distributions made PRO RATA based on share ownership?

                  [   ] Yes              [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e) LIQUIDATIONS ONLY: Were any distributions to shareholders made in-kind?

                 [ ]  Yes              [   ] No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. CLOSED-END FUNDS ONLY:

    Has the fund issued senior securities?

                 [ ] Yes               [   ] No

     If  yes,  describe  the method  of  calculating   payments   to  senior
     securityholders and distributions to other shareholders:

18. Has the fund distributed ALL of its assets to the fund's shareholders?

                 [  ] Yes              [ ]  No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                 [ ] Yes              [ ]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

                 [ ]  Yes              [  ] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b) Why has the fund retained the remaining assets?

     (c) Will the remaining assets be invested in securities?

                 [ ] Yes               [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                 [ ] Yes               [  ] No       If Yes,

     (a) Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

          (i) Legal expenses:

          (ii) Audit expenses:

          (iii) Other expenses (list and identify separately):

          (iv) Total expenses (sum of lines (i)-(iii) above):

    (b) How were those expenses allocated?

    (c)  Who paid those expenses?


    (d)  How did the fund pay for unamortized expenses (if any)?


23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                 [ ] Yes               [ ]  No

     If yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V. CONCLUSION OF FUND BUSINESS

24. Is the fund a party to any litigation or administrative proceeding?

                 [ ] Yes              [ X ] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                 [ ] Yes             [ X ] No

     If Yes, describe the nature and extent of those activities:



VI. MERGERS ONLY

26. (a) State the name of the fund surviving the Merger:



    (b) State the Investment Company Act file number of the fund surviving the
        Merger:

    (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:


    (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of the Trust, (ii) he is a Director of the Investment Manager, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.



                                                /s/GREGORY E. MCGOWAN
                                               -------------------------------
                                               Gregory E. McGowan, Director
                                               Templeton Asset Management Ltd.